March 13, 2013

To the Members of FEG Absolute Access Fund LLC and FEG Absolute Access TEI Fund LLC (the “Funds”):

The Offer to Purchase, dated February 27, 2013, previously disclosed that the Board of Directors may require payment of a repurchase fee in an amount equal to 5% of the repurchase price (the “Repurchase Fee”) for limited liability company interests (“Interests”) of the Funds tendered in the Offer to Repurchase dated February 27, 2013 (the “Repurchase Offer”) that had been contributed to the Fund within 18 months of the date of the Repurchase Offer.  The Repurchase Fee is hereby amended and restated to read:  “a repurchase fee in the amount of 2% of the repurchase price.”  All of the other terms of the original Repurchase Offer remain unchanged.

If you do not wish to tender your interests at this time, no action is required on your behalf and you may disregard the rest of this communication.  If you have any questions, please contact Ryan Wheeler.  As always, we are honored and privileged to be entrusted with your capital.

Best Regards,

Ryan S. Wheeler, CAIA
Director of Fund Operations
FEG Investors, LLC
201 East Fifth Street, Suite 1600
Cincinnati, OH 45202
P: 513.977.4400
F: 513.977.4430